FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of April

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC - AGM STATEMENTS

At the Annual General Meeting of HSBC Holdings plc, held at Queen Elizabeth Hall, London, UK today, the following statements were issued by Group Chairman, Mark Tucker and Group Chief Executive, Noel Quinn.

Group Chairman's Statement:

2021 was another challenging year, and the first months of 2022 have seen the external environment become even more demanding and complex.

The ongoing pandemic continues to evolve and pose very serious challenges, disrupting the lives of our colleagues, customers and shareholders in different ways.

After a difficult few months in Hong Kong, it is encouraging to see the city start to open up again. Having lived in Hong Kong for more than 30 years, and seen it survive many different crises, I remain very confident that it will bounce back strongly.

Mainland China is also now battling its highest number of cases in two years, with lockdowns across the country.

It is my sincere hope that it follows the same path as Hong Kong and bounces back just as strongly.

We have all been shocked and saddened by the devastating war in Ukraine.

Our thoughts are with all those impacted by the conflict, and in particular the many innocent civilians who have lost their lives, the more than five million Ukrainians who have left for other countries and also those in neighbouring countries like Poland, who are at the forefront of the humanitarian response to the crisis.

Noel will speak to the actions we are taking, but let me be clear that we support all efforts towards a resolution that respects and preserves the rights of Ukraine and its people as an independent nation.

Before I move on, I must pay tribute to my colleagues around the world, who in the face of these and many other difficulties, have demonstrated huge resilience, enormous professionalism and, above all, exceptional commitment to serving our customers.

Our purpose as an organisation is to open up a world of opportunity.

Our people have brought this to life in the way they have supported our customers and each other.

On behalf of the Board, I would like to thank them warmly for everything they have done and continue to do.

Thanks to the considerable efforts of my colleagues, HSBC has navigated a path that delivered a good performance in 2021 and into 2022.

Again, Noel will expand on this shortly, but it was very pleasing to see that we were profitable in every region in 2021, with material increases in profits in the UK, continental Europe, the US and the Middle East.

There was also good progress in executing our strategic plan, with a number of key milestones reached in 2021.

These included resolving the future of our retail businesses in France and the US, and acquisitions in Singapore and India, to accelerate the development of our wealth capabilities across Asia.

At the same time, our work to digitise HSBC and to play a leading role in the net zero transition has continued at pace.

There is, of course, more to do, and we need to see consistently high performance through successive consecutive quarters, but good momentum exists across our businesses.

In line with the dividend policy announced in February 2021, the Board approved a second interim dividend for 2021 of 18 cents, which was paid yesterday.

And this brought the full year dividends for 2021 to 25 cents.

We enjoyed a glimmer of hope and optimism earlier this year, with the global economy temporarily recovering and global trade growing strongly once again.

However, the external environment is now exacerbating underlying challenges, and means we face another potentially considerable economic shock.

Global growth will be weaker than previously expected, as signalled by the World Bank last week, and inflation will be significantly higher.

The growing pressure on households and subsequent impact on living standards are clear, and consumer and capital spending will take a hit.

Already the surge in energy costs has led to partial closures of some factories in Europe and energy security remains a key concern.

Meanwhile, market volatility will continue.

All of this increased uncertainty was reflected in our first quarter numbers.

We continue to monitor the global operating environment very closely.

We also of course remain acutely aware of the potential impact that geopolitics can have on our business, as well as on our clients.

And we continue to engage with governments and remain focused on serving the needs of our customers in both East and West, and the many points in between.

While the pandemic has exposed the fragility of the planet and society as a whole, it has also created a catalyst for the global transition to net zero and highlighted the associated commercial opportunities.

Noel will set out the detailed actions we are taking to continue our leadership in this area.

Needless to say the Board has had extensive discussions about all of these activities, and engaged with shareholders and leading NGOs.

Let me end by saying that we believe we've got the right strategy.

We are focused on executing against it.

Delivering on this strategy will deliver greater returns and shareholder value.

We are already seeing those benefits coming through.

And I am very confident that they will continue in the months and years to come.

With that, let me hand over to Noel.

Group Chief Executive's Statement:

I'd like to begin with two issues that Mark mentioned, which I know are important to our shareholders.

First, I understand the pandemic has continued to place enormous pressure on our customers, our people and on all of you.

It has been an incredibly tough two years.

Over the recent months, it has been particularly tough for those of you in parts of Asia.

So I'm hugely grateful for - and proud of - everything our teams have done to support their communities and each other.

Second, the war in Ukraine continues to have devastating consequences.

As Mark said, our thoughts are with the many thousands who have lost their lives, their families and the many more whose lives will never be the same again.

We are supporting our colleagues in the region, while implementing the sanctions put in place by the UK and other governments.

HSBC Russia is not accepting any new business or customers and is therefore on a declining trend.

The vast majority of our business in Russia serves multinational corporate clients headquartered in other countries.

As a global bank, HSBC has a responsibility to help them manage the challenging circumstances arising from this tragic situation within their businesses.

As you'll have seen from our Q1 results earlier this week, we've made an encouraging start to the year.

Taken alongside our good financial performance in 2021, I'm pleased with how the business is performing - and I am confident we will achieve a return on average tangible equity in excess of 10% in 2023.

And I want to pay tribute to all of my colleagues for the job they've done.

Some highlights from 2021.

Underlying growth in key revenue streams came through sufficiently strongly in Q4 of last year to offset the drag effect of declining interest rates resulting in revenue growth of 2% in the quarter, compared to the prior year.

And the continued improvement in the interest rate outlook since the end of last year provides strong revenue momentum into 2022, and beyond.

Reported profits before tax for 2021 were up 115% to US$18.9bn, supported by the economic recovery and the release of expected credit loss allowances.

Within that, all regions were profitable.

Asia led the way with US$12.2bn of reported profits, including US$1.1bn from India, and there were also strong contributions of US$4.8bn from our ring-fenced bank in the UK, as well as US$500m of reported profits from the US business.

International connectivity remains key to our strategy.

We are taking market share in Global Trade, as the benefits of our scale and our international network increasingly differentiate us from domestic or regional peers.

Trade balances were up 23% overall in 2021, and importantly above pre-Covid levels.

GLCM balances were up US$54bn or 8% year-on-year to over US$750bn dollars.

And international account opening - a key focus for Commercial Banking - was up 13%.

We reported pre-tax profits of US$4.2bn dollars for the first quarter of 2022, which was down 28% on the first quarter of 2021.

This was mainly due to a return to a more normalised level of expected credit losses in Q1 2022, compared to a release of provisions in Q1 2021, and a weaker quarter for Wealth revenue, driven by a combination of weak markets and the impact of Covid restrictions in Hong Kong.

However, we continued to see good insurance sales in Hong Kong in the quarter, underpinned by the increasing shift to digital sales and the investment we've made over recent years to support this.

We also saw higher lending across all businesses and regions, and strong business growth in personal banking, insurance and trade finance. This bodes well for future quarters.

Despite increased spending on technology, we've reduced costs by 2% compared with the first quarter of 2021. This is due to continued savings from our strategic transformation programmes.

We said in February that if rates follow the path currently implied by the market, we expect to reach at least 10% return on average tangible equity in 2023 - a year earlier than previously signalled.

Although the economic outlook is more uncertain now, the further upward path of interest rates has increased our confidence in achieving that target.

Finally, the share buy-back of up to US$2bn announced at our third quarter 2021 results was concluded last week.

Subject to your approval of the relevant resolutions today, we intend to initiate the further share buy-back of up to US$1bn announced at our full year 2021 results shortly.

And for the first time, again subject to your approval, we are pleased that we will have the ability to conduct share buy-backs on the Hong Kong Stock Exchange, as well as in London.

As you know, we refreshed our purpose as an organisation just over a year ago.

'Opening up a world of opportunity' draws heavily on HSBC's past.

But it also encapsulates what we need to focus on to succeed, now and in the future.

By keeping our purpose - and the values that underpin it - firmly in mind, we've delivered good progress against our four strategic pillars.

I'll mention each pillar in turn, starting with focus on our strengths, which is about capitalising on the advantages we have and continuing to transform underperforming parts of the bank.

As Mark said, we're now well on our way through a number of announced exits and acquisitions that materially alter our capital allocation to areas where we have distinctive competitive advantage.

The sale of our US mass market retail business completed on time in February.

We announced the sale of our retail banking activities in France, and we expect to complete that sale in 2023.

Meanwhile we also accelerated the development of our Asia franchise: through the acquisition of AXA Singapore, which was completed in February on time; the acquisition of L&T Investment Management in India, which we hope to complete towards the end of this year; by increasing our stake in HSBC Qianhai, our investment banking and securities venture; and by receiving regulatory approval to take full ownership of our HSBC Life China joint venture.

Our international network is our greatest strength.

In 2021, 77% of client revenue in wholesale banking was generated from international relationships captured by our global footprint.

And within Global Banking and Markets, around half of the client revenue booked in Asia originated from clients based in the Americas, Europe or the UK.

Digitise at scale is about making it easier for our customers to bank with us and making our processes more efficient.

We invested US$6bn in technology in 2021.

This supported the increased use of the Cloud for technology services, which gives us more processing power and cross-border scale.

It also helped us to develop new products and improve existing ones to better meet the needs of our customers.

These include HSBC Kinetic, our award-winning mobile banking app for business customers in the UK, as well as our market-leading personal banking apps and insurance platforms in Hong Kong.

Energise for growth is about creating a dynamic, inclusive culture where people want to work and feel empowered.

In our most recent colleague survey, our employee engagement index was 72%, which is 4 percentage points above the benchmark for our sector.

After listening to our people, we introduced a hybrid working model, wherever appropriate, which allows us to strike the right balance between office-based work and home-based work.

And having surpassed our previous target for 30% of women in leadership roles globally in 2021, we are on track to meet our revised target of 35% by 2025.

We also continued to work to improve ethnicity representation, especially for Black colleagues. But we still have a way to go to get to where we want, and need, to be.

More than anything else, the future will be defined by the single greatest challenge of our time - the need for the world to transition to net zero.

This is both a huge challenge, and a huge opportunity.

I'm pleased by the progress we've made in halving greenhouse gas emissions from our own operations, compared to 2019.

I'm also pleased we provided and facilitated US$83bn of sustainable finance and investment last year - bringing the cumulative total since 2019 to US$126.7bn. That goes towards our ambition of US$750bn to US$1trn dollars by 2030.

This has included a broad range of climate finance transactions around the world - from facilitation of capital flow and access to capital markets for sustainability-linked outcomes, to financing and investments in environmental and social goals such as decarbonisation of energy systems.

We are committed to working with our clients globally to develop valid, science-based transition plans to understand - sector-by-sector, client-by-client - how we move to net zero by 2050.

These transition plans and the targets within them must be predicated on the science relevant to the individual sectors.

We will use them as a basis for further engagement and decision making, including how we drive change within our portfolios.

As part of this process, we've published interim targets for on-balance sheet financed emissions in the oil and gas, and power and utilities sectors.

And in addition, last month we committed to:

●           publish our first bank-wide Climate Transition Plan in 2023;
●           phase down fossil fuel financing in line with science-based targets; and
●           review and update our financing and investment policies critical to net zero.

These commitments have been supported by constructive engagement with our investors and with ShareAction.

I'm grateful to them for their engagement and support - and I look forward to demonstrating how we are delivering against these commitments.

Despite increased economic uncertainty, I remain confident about our business, particularly because of the strategic transformation plan we embarked upon two years ago.

I'm pleased with the organic growth and good momentum we are seeing across the Group.

That organic growth is now being supplemented by the improved interest rates outlook.

And we have a tight grip on costs.

There is still much work ahead of us.

But I am confident of delivering a double-digit return on average tangible equity in 2023.

Thank you for your continued support.

Media enquiries to:
Gillian James                +44 (0) 20 7992 0516                 gillian.james@hsbcib.com

Investor enquiries to:
Richard O'Connor          +44 (0)20 7991 6590                  investorrelations@hsbc.com

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. HSBC serves customers worldwide from offices in 64 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$3,022bn at 31 March 2022, HSBC is one of the world's largest banking and financial services organisations.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Aileen Taylor
Title: Group Company Secretary and Chief Governance Officer

Date: 29 April 2022